UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For April 2026

Commission File No. 001-41772

OIO Group

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

Letter Amendment Relating to Transaction Structure:

On April 9, 2026, OIO Group (formerly known as ESGL Holdings Limited) (the “Company”), entered into a letter amendment (the “Letter Amendment”) with De Tomaso Automobili Holdings Limited (“De Tomaso”) and the other parties to the share purchase agreement dated February 26, 2025, as amended, relating to the proposed acquisition of all of the outstanding shares of De Tomaso by the Company.

The Letter Amendment clarifies that, in connection with the anticipated closing of the proposed business combination and the intended Nasdaq listing, the Company may implement a share consolidation, if and to the extent determined appropriate, as part of the transaction structure and listing process. The Letter Amendment further provides that any such share consolidation would be effected in accordance with applicable Nasdaq requirements and related corporate action procedures, with the final ratio to be determined by the Company’s board of directors, taking into account prevailing market conditions and applicable regulatory considerations.

The Letter Amendment also provides that, following any such share consolidation, the consideration shares to be issued to the De Tomaso shareholders upon closing will be adjusted on a proportionate basis such that there will be no change to the overall economic value of the transaction. In addition, the parties acknowledged in the Letter Amendment that the clarification is intended to facilitate alignment of the transaction structure and listing process in connection with the anticipated closing of the proposed business combination. The Company believes the Letter Amendment enhances clarity regarding the anticipated transaction mechanics and supports alignment of the closing steps for the proposed business combination and related listing process.

The proposed business combination remains subject to the satisfaction or waiver of the conditions set forth in the share purchase agreement, including customary closing conditions and applicable regulatory and listing-related matters, and there can be no assurance that the proposed business combination will be completed.

The foregoing description of the Letter Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the signed Letter Amendment, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Exhibits

Exhibit No.	Description
10.1	Letter Amendment dated April 9, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OIO Group

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: April 10, 2026